Exhibit 99.2

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	As of June 30,	As of December 31,
	2023	2023	2023
	RMB	RMB	USD
ASSETS
Current Assets
Cash and cash equivalents	9,873,678	5,536,235	779,762
Restricted cash	4,999,974	103,954,158	14,641,637
Accounts receivable, net	77,750,249	83,367,397	11,742,052
Due from related parties	8,526,012	9,358,971	1,318,183
Deferred offering cost	4,223,769	6,009,101	846,364
Prepaid expenses and other current assets, net	8,332,330	11,549,777	1,626,752
Total Current Assets	113,706,012	219,775,639	30,954,750

Property and equipment, net	2,516	2,516	354
Intangible assets, net	2,183,677	1,596,592	224,875
Operating lease right of use assets	4,327,705	3,340,565	470,509
Restricted cash, noncurrent	5,000,000	5,000,000	704,235
Deferred tax assets	1,604,757	3,007,328	423,573
Other non-current assets	1,211,500	1,461,106	205,792
Total Non-Current Assets	14,330,155	14,408,107	2,029,338
Total Assets	128,036,167	234,183,746	32,984,088

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	27,267,797	26,814,237	3,776,706
Accounts payable	31,436,527	44,671,491	6,291,848
Insurance premium payable	3,553,377	107,381,104	15,124,312
Income tax payable	28,343	28,146	3,964
Due to related parties	290,200	11,790,200	1,660,615
Operating lease liabilities, current	2,009,034	1,985,778	279,691
Accrued expenses and other liabilities	14,714,898	9,819,860	1,383,097
Subscription fees advanced from shareholders	15,000,000	15,000,000	2,112,706
Total Current Liabilities	94,300,176	217,490,816	30,632,939

Operating lease liabilities, noncurrent	2,273,154	1,333,518	187,822
Deferred tax liabilities	7,698	—	—
Total Liabilities	96,581,028	218,824,334	30,820,761

Commitments and contingencies

Shareholders’ Equity
Class A ordinary shares (par value $0.0001 per share, 450,000,000 shares authorized, 13,183,308 and 13,183,308 shares issued and outstanding as of June 30, 2023 and December 31, 2023, respectively)*	8,820	8,820	1,318
Class B ordinary shares (par value $0.0001 per share, 50,000,000 shares authorized, 16,816,692 and 16,816,692 shares issued and outstanding as of June 30, 2023 and December 31, 2023, respectively)*	12,204	12,204	1,682
Additional paid-in capital	168,973,780	168,973,780	23,799,418
Accumulated deficit	(137,544,783)	(153,638,997)	(21,639,599)
Accumulated other comprehensive income	5,118	3,605	508
Total Shareholders’ Equity	31,455,139	15,359,412	2,163,327
Total Liabilities and Shareholders’ Equity	128,036,167	234,183,746	32,984,088

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the Six Months Ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Revenues	91,799,665	84,254,221	11,866,959
Cost of revenues	(58,724,886)	(54,192,050)	(7,632,791)
Gross profit	33,074,779	30,062,171	4,234,168

Operating expenses
Selling and marketing expenses	(12,672,484)	(20,993,374)	(2,956,855)
General and administrative expenses	(9,907,082)	(10,153,441)	(1,430,082)
Research and development expenses	(4,001,576)	(7,294,313)	(1,027,382)
Total operating expenses	(26,581,142)	(38,441,128)	(5,414,319)

Income (loss) from operations	6,493,637	(8,378,957)	(1,180,151)

Interest expense, net	(549,856)	(431,796)	(60,817)
Other income, net	295,648	127,399	17,944
Income (Loss) Before Income Taxes	6,239,429	(8,683,354)	(1,223,024)

Income tax benefits	2,672,359	137,354	19,346
Net Income (Loss)	8,911,788	(8,546,000)	(1,203,678)

Other comprehensive loss
Foreign currency translation adjustments	—	(1,513)	(213)

Comprehensive income (loss)	8,911,788	(8,547,513)	(1,203,891)

Weighted average number of ordinary share outstanding
Basic*	26,388,878	30,000,000	30,000,000
Diluted*	26,388,878	30,000,000	30,000,000
Earnings (loss) per share
Basic*	0.34	(0.28)	(0.04)
Diluted*	0.34	(0.28)	(0.04)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICITS) EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 and 2023
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Retained earnings (Accumulated	Accumulated Other Comprehensive
	Shares*	Amount*	Shares*	Amount*	Capital	Deficits)	Income	Total
	RMB		RMB		RMB	RMB	RMB	RMB
As of June 30, 2022	13,183,308	8,820	13,155,570	8,817	113,111,157	(94,446,003)	—	18,682,791
Contribution from shareholders	—	—	—	—	600,000	—	—	600,000
Share based compensation	—	—	—	—	531,100	—	—	531,100
Net income	—	—	—	—	—	8,911,788	—	8,911,788
As of December 31, 2022	13,183,308	8,820	13,155,570	8,817	114,242,257	(85,534,215)	—	28,725,679

As of June 30, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(137,544,783)	5,118	31,455,139
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(7,548,214)	—	(7,548,214)
Net loss	—	—	—	—	—	(8,546,000)	—	(8,546,000)
Foreign exchange adjustments	—	—	—	—	—	—	(1,513)	(1,513)
As of December 31, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(153,638,997)	3,605	15,359,412

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Six Months Ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Cash Flows From Operating Activities:
Net cash provided by operating activities	205,695,961	85,607,856	12,057,615

Cash Flows From Investing Activities
Loans made to related parties	(15,500)	—	—
Repayment of loans from related parties	15,983,000	—	—
Purchase of intangible assets	(1,238,938)	(264,606)	(37,269)
Proceeds from disposal of property and equipment	10,520	—	—
Net cash provided by (used in) investing activities	14,739,082	(264,606)	(37,269)

Cash Flows From Financing Activities
Capital contribution from shareholders	600,000	—	—
Proceeds from short-term bank borrowings	12,100,000	25,000,000	3,521,176
Repayment of short-term bank borrowings	(12,432,203)	(25,453,560)	(3,585,059)
Borrowings from related parties	—	26,500,000	3,732,447
Repayment of borrowings to related parties	(200,000)	(15,000,000)	(2,112,706)
Payment of offering cost	(2,433,566)	(1,771,436)	(249,502)
Net cash (used in) provided by financing activities	(2,365,769)	9,275,004	1,306,356

Effect of exchange rate changes on cash and cash equivalents	—	(1,513)	(213)

Net increase in cash, cash equivalents and restricted cash	218,069,274	94,616,741	13,326,489
Cash, cash equivalents and restricted cash at beginning of the period	11,574,189	19,873,652	2,799,145
Cash, cash equivalents and restricted cash at end of the period	229,643,463	114,490,393	16,125,634

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Six Months Ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Supplemental Cash Flow Information
Cash paid for interest expense	668,772	507,297	71,451
Cash paid for income tax	—	—	—

Non-cash Investing and Financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	4,181,768	81,674	11,504
Settlement of due from related parties with due to related parties	459,800	—	—

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	As of June 30,	As of December 31,
	2023	2023	2023
	RMB	RMB	USD
Cash and cash equivalents	9,873,678	5,536,235	779,762
Restricted cash	4,999,974	103,954,158	14,641,637
Restricted cash, noncurrent	5,000,000	5,000,000	704,235
	19,873,652	114,490,393	16,125,634

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